# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pyxis Oncology, Inc., CIK 0001782223
CUSIP: 747324101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 321 HARRISON AVENUE, BOSTON, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 10/01/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-005781
Filed by CIK 0002039349

## Reporting persons
- GordonMD Global Investments LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,988,714; sole dispositive power 0; shared dispositive power 27,988,714; aggregate amount beneficially owned 27,988,714 (17.5% of the class)
  Comment: Includes 12,446,805 shares of Common Stock issuable upon exercise of warrants (the "Warrants"). As more fully described in Item 4, certain of the Warrants are subject to a 17.50% Blocker (the "17.50% Blocker"), and the percentage set forth in row (11) gives effect to such 17.50% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 17.50% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 17.50% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of such Warrants.
- GordonMD Long Biased Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,988,714; sole dispositive power 0; shared dispositive power 27,988,714; aggregate amount beneficially owned 27,988,714 (17.5% of the class)
  Comment: Includes 12,446,805 shares of Common Stock issuable upon exercise of Warrants. As more fully described in Item 4, certain of the Warrants are subject to the 17.50% Blocker, and the percentage set forth in row (11) gives effect to such 17.50% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 17.50% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 17.50% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of such Warrants.
- GordonMD Long Biased GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,988,714; sole dispositive power 0; shared dispositive power 27,988,714; aggregate amount beneficially owned 27,988,714 (17.5% of the class)
  Comment: Includes 12,446,805 shares of Common Stock issuable upon exercise of Warrants. As more fully described in Item 4, certain of the Warrants are subject to the 17.50% Blocker, and the percentage set forth in row (11) gives effect to such 17.50% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 17.50% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 17.50% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of such Warrants.
- Craig D. Gordon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,988,714; sole dispositive power 0; shared dispositive power 27,988,714; aggregate amount beneficially owned 27,988,714 (17.5% of the class)
  Comment: Includes 12,446,805 shares of Common Stock issuable upon exercise of Warrants. As more fully described in Item 4, certain of the Warrants are subject to the 17.50% Blocker, and the percentage set forth in row (11) gives effect to such 17.50% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such 17.50% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 17.50% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of such Warrants.

## Item 1. Issuer
Name of issuer: Pyxis Oncology, Inc.
Address of issuer's principal executive offices: 321 HARRISON AVENUE, BOSTON, MA, 02118

## Item 2. Person Filing
Name of person filing:
GordonMD Global Investments LP
GordonMD Long Biased Master Fund LP
GordonMD Long Biased GP LLC
Craig D. Gordon
Address of principal business office or, if none, residence:
GordonMD Global Investments LP
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212

GordonMD Long Biased Master Fund LP
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212

GordonMD Long Biased GP LLC
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212

Craig D. Gordon
9460 WILSHIRE BLVD, SUITE 420, BEVERLY HILLS, CA, 90212
Citizenship:
GordonMD Global Investments LP - Delaware
GordonMD Long Biased Master Fund LP - Cayman Islands
GordonMD Long Biased GP LLC - Delaware
Craig D. Gordon - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
GordonMD Global Investments LP - 27,988,714
GordonMD Long Biased Master Fund LP - 27,988,714
GordonMD Long Biased GP LLC - 27,988,714
Craig D. Gordon - 27,988,714

Notwithstanding anything herein to the contrary, certain of the Warrants reflected on the cover pages and set forth in this Item 4 are subject to a 17.50% Blocker whereby they are not exercisable to the extent that following such exercise, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 17.50% of the Issuer's outstanding Common Stock, as calculated in a manner consistent with the provisions of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Consequently, as of the date of the event which requires the filing of this statement, some of such Warrants referred to herein are not presently exercisable due to the 17.50% Blocker.
Percent of class:
GordonMD Global Investments LP - 17.5%
GordonMD Long Biased Master Fund LP - 17.5%
GordonMD Long Biased GP LLC - 17.5%
Craig D. Gordon - 17.5%
Sole power to vote or to direct the vote:
GordonMD Global Investments LP - 0
GordonMD Long Biased Master Fund LP - 0
GordonMD Long Biased GP LLC - 0
Craig D. Gordon - 0
Shared power to vote or to direct the vote:
GordonMD Global Investments LP - 27,988,714
GordonMD Long Biased Master Fund LP - 27,988,714
GordonMD Long Biased GP LLC - 27,988,714
Craig D. Gordon - 27,988,714
Sole power to dispose or to direct the disposition:
GordonMD Global Investments LP - 0
GordonMD Long Biased Master Fund LP - 0
GordonMD Long Biased GP LLC - 0
Craig D. Gordon - 0
Shared power to dispose or to direct the disposition:
GordonMD Global Investments LP - 27,988,714
GordonMD Long Biased Master Fund LP - 27,988,714
GordonMD Long Biased GP LLC - 27,988,714
Craig D. Gordon - 27,988,714

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of GordonMD Global Investments LP. None of those advisory clients, other than GordonMD Long Biased Master Fund LP may be deemed to beneficially own more than 5% of the Common Stock, $0.001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- GordonMD Global Investments LP: /s/ GordonMD Global Investments GP LLC, Craig D. Gordon, Managing Member of the General Partner (10/02/2026)
- GordonMD Long Biased Master Fund LP: /s/ GordonMD Long Biased GP LLC, Craig D. Gordon, Managing Member of the General Partner (10/02/2026)
- GordonMD Long Biased GP LLC: /s/ Craig D. Gordon, Craig D. Gordon, Managing Member (10/02/2026)
- Craig D. Gordon: /s/ Craig D. Gordon, Craig D. Gordon (10/02/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.